

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2022

Tyson Hottinger
General Counsel
Array Technologies, Inc.
3901 Midway Place NE
Albuquerque, New Mexico 87109

  **Re: Array Technologies, Inc.
      CIK 0001820721
      Form S-1 Filed May 13, 2022
      File No. 333-264950**

Dear Mr. Hottinger:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Alex King at 202-551-8631 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Manufacturing

cc: Michael Kim